FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

[redacted]

02049438

Your Ref:

Our Ref: S/5411/89 LTO/sl

9th August, 2002

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

Enc.
c.c. the Company

Annex A to Letter to the SEC
dated 9th August, 2002 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Notification of Annual General Meeting

   Date : 23rd July, 2002

   Entities requiring item:
   (a) Pursuant to the Bermuda Companies Act (disclosure or distribution to security holders mandated but filing with a specific body or at a specific place is not required by the Act);

   (b) The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement; and

   (c) the Company's Bye-laws.

2. Title : Annual Report, Audited Accounts and Auditors' Report

   Date : 2001-2002

   Entities requiring item:
   (a) Pursuant to the Bermuda Companies Act (disclosure or distribution to security holders mandated but filing with a specific body or at a specific place is not required by the Act); and

   (b) HKSE pursuant to Exchange Listing Agreement.

3. Title : All circulars sent to shareholders

   Date : 30th July, 2002

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement

4. Title : Notification of movement of securities in Hong Kong

   Date : 31st July, 2002

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31ST MARCH, 2002

FINANCIAL RESULTS

The Board of Directors of Starlight International Holdings Limited (the "Company") announces the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March, 2002 together with the comparative figures for 2001 as follows:–

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31ST MARCH, 2002

	NOTES	2002 HK$'000	2001 HK$'000
Turnover	2	**932,781**	1,325,555
Cost of sales		**(850,140)**	(1,211,171)
Gross profit		**82,641**	114,384
Other revenue		**17,436**	37,928
Distribution costs		**(31,826)**	(35,300)
Administrative expenses		**(89,185)**	(96,638)
Impairment loss recognised in respect of properties under development		**(3,155)**	–
Impairment loss recognised in respect of investment securities		**(2,965)**	–
Unrealised holding loss on other investments		**(5,295)**	(56,243)
Amortisation of goodwill arising on acquisition of subsidiaries		**(392)**	–
Release of negative goodwill arising on acquisition of additional interest in a subsidiary		**3,155**	–
Surplus/(deficit) on revaluation of investment properties		**270**	(1,630)
Loss from operations		**(29,316)**	(37,499)
Finance costs		**(9,066)**	(13,909)
Share of losses of associates		**(1,495)**	(700)
Loss from ordinary activities before taxation		**(39,877)**	(52,108)
Taxation	4	**(242)**	(1,454)
Loss before minority interests		**(40,119)**	(53,562)
Minority interests		**287**	759
Net loss for the year		**(39,832)**	(52,803)
Dividends			
Interim dividend paid		**–**	10,793
Final dividend		**–**	–
		–	10,793
Loss per share	5		
– Basic		**1.5 cents**	2.0 cents
– Diluted		**N/A**	N/A

NOTES

1. **ACCOUNTING POLICIES**

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities, and in accordance with accounting principles generally accepted in Hong Kong.

2. **SEGMENT INFORMATION**

The Group is organised into two operating divisions, namely design, manufacture, and sale of electronic products and securities trading. These divisions are the basis on which the Group reports its primary segment information.

(i) An analysis of the Group's turnover and results by business segments is as follows:

Year ended March 31, 2002	Design, manufacture and sale of electronic products HK$'000	Securities trading HK$'000	Consolidated HK$'000
TURNOVER	**882,521**	**50,260**	**932,781**
SEGMENT RESULTS	**(15,788)**	**(11,628)**	**(27,416)**
Interest income			**1,187**
Impairment loss recognised in respect of properties under development			**(3,155)**
Impairment loss recognised in respect of investment securities			**(2,965)**
Amortisation of goodwill arising on acquisition of subsidiaries			**(392)**
Release of negative goodwill arising on acquisition of additional interest in a subsidiary			**3,155**
Surplus on revaluation of investment properties			**270**
Loss from operations			**(29,316)**
Finance costs			**(9,066)**
Share of losses of associates			**(1,495)**
Loss from ordinary activities before taxation			**(39,877)**
Taxation			**(242)**
Loss before minority interest			**(40,119)**
Minority interests			**287**
Net loss for the year			**(39,832)**
OTHER INFORMATION			
Additions of property, plant and equipment	**40,059**	**–**	**40,059**
Depreciation and amortisation of property, plant and equipment	**33,730**	**–**	**33,730**
Unrealised holding loss on other investment	**–**	**5,295**	**5,295**

Year ended March 31, 2001	Design, manufacture and sale of electronic products HK$'000	Securities trading HK$'000	Consolidated HK$'000
TURNOVER	1,164,838	160,717	1,325,555
SEGMENT RESULTS	13,678	(51,390)	(37,712)
Interest income			1,843
Deficit on revaluation of investment properties			(1,630)
Loss from operations			(37,499)
Finance costs			(13,909)
Share of losses of associates			(700)
Loss from ordinary activities before taxation			(52,108)
Taxation			(1,454)
Loss before minority interest			(53,562)
Minority interests			759
Net loss for the year			(52,803)
OTHER INFORMATION			
Additions of property, plant and equipment	49,838	–	49,838
Depreciation and amortisation of property, plant and equipment	33,936	–	33,936
Unrealised holding loss on other investment	–	56,243	56,243

(ii) An analysis of the Group's turnover in respect of design, manufacture and sale of electronic products by geographical market for the year ended March 31, 2002 and March 31, 2001 are as follows:

	2002 HK$'000	2001 HK$'000
Hong Kong	**450,870**	646,331
Mainland China	**4,137**	5,189
North and South America	**215,462**	327,777
Europe	**99,072**	124,889
Japan	**1,779**	9,300
Other countries	**111,201**	51,352
	882,521	1,164,838

The Group's turnover in respect of the securities trading segment is principally carried out in Hong Kong.

Contribution to (loss) profit in respect of design, manufacture and sale of electronic products by geographical market has not been presented as the contribution to (loss) profit from each market is substantially in line with the ratio of (loss) profit to turnover of the overall design, manufacture and sale of electronic products division.

3. **DEPRECIATION**

During the year, depreciation of approximately HK$33,730,000 (2001:HK$33,936,000) was charged to the consolidated income statement in respect of the Group's property, plant and equipment.

4. **TAXATION**

	31.03.2002 HK$'000	31.03.2001 HK$'000
The charge comprises:		
Hong Kong Profits Tax calculated at 16% of the estimated assessable profit for the year	**96**	1,502
Overprovision in prior years	**(38)**	(434)
	58	1,068
Taxation in other jurisdictions	**184**	386
	242	1,454

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

5. **LOSS PER SHARE**

The calculation of the basic and diluted loss per share is computed based on the following data:

	31.03.2002 HK$	31.03.2001 HK$
Loss:		
Net loss for the purpose of basic loss per share	**39,832,302**	52,803,421
Number of shares:		
Weighted average number of shares for the purpose of basic loss per share	**2,694,951,228**	2,615,920,357

No diluted loss per share was presented as the exercise of the outstanding options would result in a decrease in the loss per share for both years.

FINAL DIVIDEND

The Directors do not recommend the payment of a final dividend for the year ended 31st March, 2002.

BUSINESS REVIEW

The Group's turnover for the year ended 31 March 2002, as compared with last year, decreased by 30%. Net loss for the year reduced to approximately Hong Kong dollars 39.83 million. (Net loss for last year was Hong Kong dollars 52.8 million.) Net loss reduced from HK$34,219,000 in the first half year to only about HK$5,613,000 in the second half year.

Electronic Division

During the year, operating environment for consumer electronic business was extremely difficult. The demand for the consumer market was weak as affected by the global economic recession and further deteriorated by the 911 event in U.S.A. Gross profit margin for consumer electronic products dropped sharply as price competition was severe.

In order to overcome the difficult situation, positive measures including the consolidation of production facilities by the closure of some production bases were adopted by the Group. Operation structure was also simplified. Production facilities for consumer electronic business were concentrated in Panyu in order to improve the production efficiency. Most of the re-structure expenses were accounted for in the first half of the financial year. Loss for this segment for the year amounted to HK$15,788,000. During the second half of the year, sales decreased by 3 % as compared to the first half of the year. However, net loss reduced from HK$10,280,000 in the first half of the year to net loss of HK$5,508,000 in the second half of the year, which reflected the savings in production costs in the second half of the year after restructure.

Securities Trading

Facing economic downturn, turnover for securities trading during the year dropped sharply about 69% as compared with last year. Net loss for the year reduced to HK$11,628,000 as compared to a net loss of HK$51,390,000 last year. Most of the trading transactions during the year were transactions aiming at reducing the Group's investment portfolio.

PROSPECT

The operation environment for the Group in the coming year is still difficult, Global economy is still under uncertainty. There is no big improvement from the demand in the consumer market in United States. Under these situations, the Group still successfully increase a few well known new customers in the consumer sector in United States to strengthen our customers base. Besides, a series of high technology digital audio and Video Products such as MP3 with decode and encode features. CDRW and six CD changers music centre were designed by the Group. These products were well received by the market and have obtained satisfactory orders for the Group to maintain its production till the end of the year.

In August 2001, the Group had completed the acquisition of 91% equity interest of a subsidiary, Cosmo Communications Corporation ("Cosmo"), listed in the NASDAQ stock market. For the quarter ended 31 March 2002, Cosmo has successfully turned into profitable position. After the acquisition of Cosmo, strong synergies in marketing of the Group's products will occur. With Cosmo marketing network in Canada, the Group has successfully exploited the market in Canada. Cosmo has already held a substantial amount of orders for the Group's audio and video products from well known customers in the consumer sector. With the support of the Group's new product lines, the turnover of Cosmo for the coming year will increase substantially .

Recent increase in exchange rate for Euro against US dollars will have a favourable impact to the Group and increases its sales in Europe.

Barring unforeseen circumstances, the Group's turnover in the coming year will increase significantly. After the re-structure of the Group's production facilities, production efficiency will increase and production costs decrease. Consequently, the Group expects a higher profit margin.

FINANCIAL POSITION

As at 31st March 2002, cash and bank balance were approximately HK$23,180,000 (2001: HK$25,881,000). Investments in securities and derivative instruments approximately amounted to HK$52,232,000 (2001: HK$96,535,000). Bank borrowings were approximately HK$114,109,000 (2001: HK$140,247,000). The gearing ratio based on total borrowings to shareholders' funds was 0.67. The gearing ratio based on total bank borrowings to shareholders' funds was 0.24.

Group's transactions were mostly denominated in US dollars and Hong Kong dollars. The exposure to foreign exchange risk was minimal.

PLEDGE OF ASSETS

At 31st March, 2002, the Group pledged certain assets and securities with the carrying value of HK$125,561,000 to secure the general credit facilities and the margin accounts with brokers.

STAFF

As at 31st March, 2002 the Group had a total staff of 6,320 of which 6,162 were employed in the PRC for the Group's manufacturing and distribution businesses.

The Group provides employee benefits such as staff insurance, retirement scheme, discretionary bonus and share option scheme and also provides in-house training programmes and external training sponsorship.

PUBLICATION OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange will be published on the Stock Exchange's website in due course.

By Order of the Board
Lau Sak Hong, Philip
Chairman

Hong Kong, 23rd July, 2002

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of the Company will be held at Park Lane IV, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, the 12th day of September, 2002 at 3:00 p.m. for the following purposes:–

1. To receive and consider the financial statements for the year ended 31st March, 2002 and the reports of the directors and auditors.
2. To re-elect directors and to fix the remuneration of directors.
3. To re-appoint auditors and to fix their remuneration.

By Order of the Board
Peter LEE Yip Wah
Secretary

Hong Kong, 23rd July, 2002

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.
2. To be valid, a proxy form together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's Head Office and Principal Place of Business, 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than forty-eight hours before the time appointed for holding the meeting or any adjournment thereof.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Starlight International Holdings Limited, you should at once hand this document and the accompanying proxy form to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

PROPOSALS INVOLVING

GENERAL MANDATES TO REPURCHASE SHARES

AND TO ISSUE SHARES

A notice convening a special general meeting of Starlight International Holdings Limited to be held at Park Lane IV, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, 12th September, 2002 at 3:05 p.m. (or so soon thereafter as the annual general meeting convened for the same date and place at 3:00 p.m. shall have been concluded or adjourned) is set out on pages 8 to 10 of this document. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of a proxy form will not preclude shareholders from attending and voting at the Special General Meeting if they so wish.

Hong Kong, 30th July, 2002

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Proxy Form for use at the special general meeting to be held on Thursday, 12th September, 2002 at 3:05 p.m. (or so soon thereafter as the annual general meeting convened for the same date and place at 3:00 p.m. shall have been concluded or adjourned) and at any adjournment thereof

I/We *(note 1)* ______________________________ of ______________________________

____

being the registered holder(s) of *(note 2)* ______________________________ shares of HK$0.10 each in the capital of **STARLIGHT INTERNATIONAL HOLDINGS LIMITED** ("the Company"), **HEREBY APPOINT** *(note 3)* ______________________ of ______________________________

____ or failing him, the Chairman of the meeting as my/our proxy to act for me/us at the special general meeting (or at any adjournment thereof) of the Company to be held at Park Lane IV, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, the 12th day of September, 2002 at 3:05 p.m. (or so soon thereafter as the annual general meeting convened for the same date and place at 3:00 p.m. shall have been concluded or adjourned) and at the said meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit. *(note 4)*

	FOR *(note 4)*	**AGAINST** *(note 4)*
Ordinary Resolution No.1		
Ordinary Resolution No.2		
Ordinary Resolution No.3		

Dated the __________ day of __________, 2002 Shareholder's Signature *(note 5)*: ____________________

Notes:–

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares of HK$0.10 each to which this proxy relates registered in your name(s). If no number is inserted, this proxy form will be deemed to relate to all the shares of the Company registered in your name(s).
3. Please insert the name and address of proxy desired in the space provided. **IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK THE BOX MARKED "FOR" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK THE BOX MARKED "AGAINST" BESIDE THE APPROPRIATE RESOLUTION.** Failure to complete any or all boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. This proxy form must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.
7. To be valid, this proxy form, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's Head Office and Principal Place of Business, 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you. Completion and deposit of the proxy form will not preclude you from attending and voting at the meeting if you so wish.
9. Any alteration made in this proxy form must be initialled by the person who signs it.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司

(於百慕達註冊成立之有限公司)

出席於二零零二年九月十二日（星期四）下午三時零五分（或於同日同地點下午三時正舉行之股東週年大會結束或休會後）召開之股東特別大會（及其任何續會）適用之代表委任表格

本人／吾等(註一) ____

寓 ____,

為STARLIGHT INTERNATIONAL HOLDINGS LIMITED升岡國際有限公司（「本公司」）股本中每股面值0.10港元股份共 __________ 股(註二)之登記持有人，茲委任(註三) ______________,

寓 ____,

如其未克出席，則委任大會主席為本人／吾等之代表，代表本人／吾等出席於二零零二年九月十二日（星期四）下午三時零五分（或於同日同地點下午三時正舉行之股東週年大會結束或休會後）假座香港銅鑼灣告士打道310號柏寧酒店二十七樓柏寧廳IV舉行之本公司股東特別大會（或其任何續會），並於該大會（或其任何續會）以本人／吾等之名義按以下所載指示代表本人／吾等投票，若無指示，則本人／吾等之代表可酌情自行投票表決(註四)。

	贊成(註四)	反對(註四)
第1項普通決議案		
第2項普通決議案		
第3項普通決議案		

日期：二零零二年 ________ 月 ________ 日　　股東簽署(註五)：________________________

附註：

一、 請用正楷填上姓名及地址。

二、 請填上登記於　閣下名下之每股面值0.10港元股份之數目。倘未有填上股份數目，則本代表委任表格將被視為與所有登記於　閣下名下之本公司股份有關。

三、 請填上所欲委任代表之姓名及地址，倘未有填上任何姓名，則大會主席出任　閣下之代表。

四、 **注意：　閣下如欲投票贊成一項決議案，請在有關決議案之「贊成」欄內填上「✓」號，閣下如欲投票反對一項決議案，請在有關決議案之「反對」欄內填上「✓」號。**如無任何指示，則　閣下之代表可自行就有關決議案酌情投票。　閣下之代表亦有權酌情對召開大會之通告所載以外，並於會上適當提出之任何決議案投票。

五、 本代表委任表格須由　閣下或　閣下之正式書面授權人簽署。如股東為一有限公司，則代表委任表格須蓋上公司印鑑，或由行政人員或獲正式授權之授權人簽署。

六、 倘屬聯名登記股份持有人，則任何一位該等人士均可於任何會議上就該等股份投票（不論親身或委派代表），猶如彼為唯一有權投票者。惟倘超過一位有關之聯名持有人親身或委派代表出席任何會議，則僅股東名冊內有關聯名持有人中排名首位之出席者方有權就該等股份投票。

七、 本代表委任表格連同授權簽署本表格之授權書或其他授權文件（如有）或經由公證人簽署證明之該等文件副本，最遲須於上述大會或任何續會舉行時間四十八小時前送達本公司總辦事處及主要營業地點，香港香港仔大道二百三十二號城都工業大廈五樓，方為有效。

八、 受委任代表毋須為本公司之股東，但須親自出席大會以代表　閣下。　閣下填妥及交回代表委任表格後仍可出席大會及於會上投票。

九、 代表委任表格之每項更改，均須由簽署人簡簽示可。

In this document, the following expressions have the following meanings unless the context requires otherwise:–

"Companies Act"	the Companies Act 1981 of the laws of Bermuda (as amended)
"Company"	Starlight International Holdings Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Stock Exchange
"Directors"	the board of directors of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	23rd July, 2002, being the latest practicable date prior to the printing of this document for ascertaining certain information referred to in this document
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase, during the period as set out in the Repurchase Resolution Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing of the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no.1 of the notice of the Special General Meeting
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Share Repurchase Rules"	the relevant rules as set out in the Listing Rules to regulate the repurchase by companies with primary listing on the Stock Exchange of their own securities on the Stock Exchange
"Special General Meeting"	the special general meeting of the Company to be held at Park Lane IV, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, 12th September, 2002 at 3:05 p.m. (or so soon thereafter as the annual general meeting of the Company convened for the same date and place at 3:00 p.m. shall have been concluded or adjourned) and/or any adjournment thereof, notice of which is set out on pages 8 to 10 of this document
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers and Share Repurchase
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Lau Sak Hong, Philip *(Chairman)*
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy
Hon Sheung Tin, Peter*
Ho Hau Chong, Norman*

* *independent non-executive director*

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton
Bermuda

Head Office and Principal Place of Business:
5th Floor
Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong

Hong Kong, 30th July, 2002

To the shareholders,

Dear Sir or Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES

1. GENERAL MANDATE TO REPURCHASE SHARES

At the special general meeting of the Company held on 20th September, 2001, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares of the Company. Such mandate will lapse at the conclusion of the forthcoming annual general meeting of the Company to be held on 12th September, 2002. The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the Special General Meeting. An explanatory statement as required under the Share Repurchase Rules to provide the requisite information of the Repurchase Proposal is set out in the appendix hereto.

2. GENERAL MANDATE TO ISSUE SHARES

It will also be proposed at the Special General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase Shares up to 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

3. SPECIAL GENERAL MEETING

On pages 8 to 10 of this document, you will find a notice convening the Special General Meeting at which ordinary resolutions will be proposed respectively:–

- to grant to the Directors a general mandate to exercise all powers of the Company to repurchase on the Stock Exchange Shares up to 10% of the issued share capital of the Company as at the date of passing the resolution;
- to grant to the Directors a general mandate to authorise the Directors to issue, allot and deal with Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution; and
- to extend the general mandate which will be granted to the Directors to issue, allot and deal with additional Shares by adding to it the number of Shares repurchased under the Repurchase Proposal after the granting of the general mandate.

4. ACTION TO BE TAKEN

A proxy form for use at the Special General Meeting is enclosed herein. Whether or not you intend to attend the Special General Meeting, you are requested to complete the proxy form in accordance with the instructions printed thereon and return it to the head office and principal place of business of the Company, 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the Special General Meeting. Completion and return of a proxy form will not preclude shareholders from attending and voting at the Special General Meeting if they so wish.

5. RECOMMENDATION

The Directors believe that the Repurchase Proposal and, the general mandate for Directors to issue new Shares are all in the best interests of the Company and its shareholders. Accordingly, the Directors recommend that all shareholders should vote in favour of the resolutions set out in the notice of Special General Meeting.

By Order of the Board
LAU SAK HONG, PHILIP
Chairman

This appendix serves as an explanatory statement, as required by the Share Repurchase Rules, to provide requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

1. Share Capital

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,693,225,402 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Special General Meeting, the Company would be allowed under the Repurchase Resolution to repurchase a maximum of 269,322,540 Shares as at the Latest Practicable Date.

2. Reasons for Repurchase

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3. Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and bye-laws and the applicable laws of Bermuda. The Companies Act provides that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the profits that would otherwise be available for dividend or the proceeds of a fresh issue of shares made for the purpose. The amount of premium payable on repurchase may only be paid out of either the profits that would otherwise be available for dividend or out of the share premium or contributed surplus accounts of the Company.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st March, 2002 in the event that the power to repurchase Shares pursuant to the Repurchase Proposal was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date are as follows:–

	Highest *HK$*	Lowest *HK$*
July 2001	0.140	0.087
August 2001	0.090	0.063
September 2001	0.069	0.049
October 2001	0.057	0.053
November 2001	0.067	0.050
December 2001	0.067	0.050
January 2002	0.066	0.052
February 2002	0.063	0.048
March 2002	0.051	0.045
April 2002	0.058	0.040
May 2002	0.100	0.060
June 2002	0.090	0.061

5. Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Proposal and in accordance with the Listing Rules and the applicable laws of Bermuda.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if such is approved by the shareholders of the Company.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders of the Company.

6. Takeovers Code

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

At the Latest Practicable Date, Messrs. Philip Lau Sak Hong, Anthony Lau Sak Kai and Andy Lau Sak Yuk and their associates, including companies and trust controlled by them ("Lau's Family"), held on a beneficial basis 1,231,172,250 Shares representing 45.71% of the issued share capital of the Company. Based on such shareholdings and in the event that the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Resolution, the shareholdings of Lau's Family would be increased to approximately 50.79% of the issued share capital of the Company. In the event the Directors exercised in full the power to repurchase Shares pursuant to

the Repurchase Proposal, an obligation to make a general offer to shareholders under Rules 26 and 32 of the Takeovers Code may arise. The Directors have no present intention to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such an extent as to result in takeover obligations.

7. Shares repurchase made by the Company

The Company had not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a special general meeting of Starlight International Holdings Limited will be held at Park Lane IV, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, the 12th day of September, 2002 at 3:05 p.m. (or so soon thereafter as the annual general meeting of the Company convened for the same place and date at 3:00 p.m. shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions of the Company:–

ORDINARY RESOLUTIONS

1. "**THAT**:–

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the bye-laws of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

2. "**THAT**:–

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the bye-laws of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

3. "**THAT** subject to the passing of Resolutions No.1 and 2 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Resolution No.2 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution No.1 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the said Resolution."

By Order of the Board
PETER LEE YIP WAH
Secretary

Hong Kong, 30th July, 2002

Notes:–

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

「配售新股」乃指本公司董事局於所指定期間內，根據於某一指定記錄日期名列股東名冊之股東於該日之持股比例向彼等提出之股份配售建議（惟本公司董事局有權就零碎股權或香港以外任何地區適用於本公司之法律限制或責任或任何認可管制機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或另作安排）。」

三、 「**動議**待本大會通告所載第一項及第二項決議案獲通過後，藉加入相當於本公司根據召開本大會之通告所載之第一項決議案授權購回本公司股本中之股份面值總額之數額，以擴大根據召開本大會通告所載之第二項決議案授予本公司董事局配發、發行及處理額外股份之一般授權，惟該購回股份之數額不得超過上述決議案獲通過之日本公司之已發行股本面值總額10%。」

承董事局命
秘書
李業華

香港，二零零二年七月三十日

附註：

1. 凡有權出席此次大會及於會上投票之本公司股東，均可委派一位或多位代表出席及代其投票。受委代表毋須為本公司之股東。

2. 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經公證人簽署證明之該等文件之副本，最遲須於大會或任何續會舉行時間四十八小時前送達本公司之總辦事處及主要營業地點，香港香港仔大道二百三十二號城都工業大廈五樓，方為有效。

二、 「動議：

(a) 在下文(c)段之規限下，一般及無條件批准本公司董事局於有關期間（定義見下文）內行使本公司所有權力以配發、發行及處理本公司股本中每股面值0.10港元之額外股份，以及作出或授出須要或可能須要行使該等權力之售股建議、協議及購股權（包括可轉換本公司股份之債券、認股權證及票據）；

(b) 上文(a)段所述之批准授權本公司董事局於有關期間（定義見下文）內作出或授出須要或可能須要於有關期間結束後行使該等權力之售股建議、協議及購股權（包括可轉換本公司股份之債券、認股權證及票據）；

(c) 本公司董事局依據上文(a)段所載批准而配發或有條件或無條件同意配發（不論是否根據購股權或其他原因配發）及發行之股本面值總額，（但不包括(i)配售新股（定義見下文）；(ii)依據本公司不時之公司組織章程細則就以股代息計劃發行股份；(iii)依據任何當時經已採納可授予或發行本公司股份或購入本公司股份之權利之購股權計劃或其他類似安排而發行之股份，或(iv)依據本公司任何認股權證之條款，行使認購權或換股權而發行之股份，不得超過於本決議案獲通過當日本公司已發行股本面值總額之20%，上述批准亦須受此數額限制；及

(d) 就本決議案而言，

「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 依照任何百慕達適用之法例或本公司細則規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日；及

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司

(於百慕達註冊成立之有限公司)

茲通告STARLIGHT INTERNATIONAL HOLDINGS LIMITED升岡國際有限公司謹訂於二零零二年九月十二日(星期四)下午三時零五分(或於同日同地點下午三時正舉行之本公司股東週年大會結束或休會後)假座香港銅鑼灣告士打道310號柏寧酒店二十七樓柏寧廳IV舉行股東特別大會,藉以考慮並酌情通過下列將提呈為本公司之普通決議案之決議案:

普通決議案

一、 「**動議**:

(a) 在下文(b)段之規限下,一般及無條件批准本公司董事局於有關期間(定義見下文)內按照所有適用法例及香港聯合交易所有限公司(「聯交所」)證券上市規則或任何其他證券交易所之規定(經不時修訂),行使本公司所有權力,於聯交所或本公司之證券可能上市及經證券及期貨事務監察委員會及聯交所認可作此用途之任何其他證券交易所,購回本公司每股面值0.10港元之股份;

(b) 根據上文(a)段之批准,本公司董事局獲授權可購回本公司股份之總面值,不得超過於本決議案獲通過當日本公司已發行股本面值總額之10%;而上述批准亦須受此數額限制;及

(c) 就本決議案而言,「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間:—

(i) 本公司下屆股東週年大會結束;

(ii) 依照任何百慕達適用之法例或本公司細則規定本公司須召開下屆股東週年大會之期限屆滿之日;及

(iii) 本公司股東於股東大會上通過普通決議案撤回或修訂決議案所述之授權之日。」

股份，劉氏家族於本公司之持股量將增加至佔本公司已發行股本50.79%。如董事局全部行使所授予之購回股份權力，可能因此而產生依據收購守則第26及32條須向股東提出收購建議之責任。董事局現時並無計劃在引致全面收購責任之情況下按照購回建議行使購回股份之權力。

7. 本公司購回股份

在最後實際可行日期前六個月內，本公司並無在聯交所或其他證券交易所購回股份。

4. **股份價格**

在最後實際可行日期前十二個月，本公司股份在聯交所買賣所錄得之每月最高及最低價格如下：

	最高價 港元	最低價 港元
二零零一年七月	0.140	0.087
二零零一年八月	0.090	0.063
二零零一年九月	0.069	0.049
二零零一年十月	0.057	0.053
二零零一年十一月	0.067	0.050
二零零一年十二月	0.067	0.050
二零零二年一月	0.066	0.052
二零零二年二月	0.063	0.048
二零零二年三月	0.051	0.045
二零零二年四月	0.058	0.040
二零零二年五月	0.100	0.060
二零零二年六月	0.090	0.061

5. **承諾**

董事局已向聯交所作出承諾，在行使本公司權力進行購回事宜時，只要有關規則及法例適用，彼等將根據購回建議及按照上市規則及百慕達之適用法例進行。

目前並無任何董事或（於作出一切合理查詢後據彼等所知）其聯繫人士有意於本公司獲股東批准購回建議後出售任何股份予本公司或其附屬公司。

本公司現時並無接獲關連人士（按上市規則之定義）通知，彼等目前有意在本公司獲股東批准購回建議後出售股份予本公司或其附屬公司，或已承諾不會向本公司或其附屬公司出售股份。

6. **收購守則**

倘按照購回建議行使購回股份之權力時，一位股東在本公司之投票所佔權益比例會因此而增加，就收購守則第32條而言，該項權益之增加將作為一項收購處理。因此，任何一位股東或一致行動之多位股東會獲得或鞏固其於本公司之控制權，將被強制遵照收購守則第26及32條提出收購建議。

於最後實際可行日期，劉錫康先生、劉錫淇先生、劉錫澳先生及彼等之聯繫人士（按上市規則之定義），包括由彼等控制之公司與信託（「劉氏家族」）實益持有1,231,172,250股股份。佔本公司已發行股本45.71%。根據該持股量及倘若董事局根據購回決議案行使全部權力購回

本附錄乃作為購回股份規則所規定之說明函件，向　閣下提供必須之資料，以便　閣下考慮批准購回股份，數目最多達於購回決議案獲通過當日本公司已發行股本10%。

1. 股本

於最後實際可行日期，本公司之已發行股本為2,693,225,402股股份。

在購回決議案獲通過之規限下，及按在股東特別大會舉行前並無再發行或購回股份之基準計算，本公司根據購回決議案獲准購回最多269,322,540股股份，佔不超過在最後實際可行日期本公司發行股份之10%。

2. 購回之理由

董事局相信，購回建議乃符合本公司及其股東之最佳利益。此項購回可提高本公司每股股份之資產淨值及／或盈利，惟須視乎當時市場情況或融資安排而定，並僅於董事局認為該項購回有利於本公司及其股東時方會進行。

3. 用以購回事宜之資金

本公司在購回股份時，用作購回之資金必須依照本公司之公司組織章程大綱及細則與百慕達適用之法例規定可合法地作此用途之資金中撥支。公司法規定，本公司用以購回股份之款項可從該購回股份之繳足股本或可作派發股息用之溢利，或為此用途而發行股份之所得款項撥付。購回時應付之溢價祇能從可作派發股息用之溢利或股份溢價或實繳盈餘賬項中付出。

在建議之購回期間內，按照購回建議全部行使購回股份之權力時，可能會對本公司之營運資金或資本負債比率有不利影響(對照截至二零零二年三月三十一日止年度之年報內之經審核賬目所披露之情況)。然而，董事局不擬按照購回建議行使購回股份權力，以致董事局認為本公司不時宜具備之營運資金或資本負債比率會因此而受到重大不利影響。

3. 股東特別大會

本文件第八頁至第十頁內載有召開股東特別大會之通告，在該大會上將會提呈普通決議案分別：

- 授予董事局一般授權，以行使本公司全部權力，於聯交所購回最多達於購回決議案獲通過當日本公司已發行股本10%之股份；
- 授予董事局一般授權，以發行、配發及處理不超過於該決議案獲通過當日本公司已發行股本20%之股份；及
- 擴大行將授予董事局之一般授權發行、配發及處理額外股份，方式為在授予一般授權後，將根據購回建議購回之股份數目加入該項授權內。

4. 採取之行動

本文件隨附適用於股東特別大會之代表委任表格。無論　閣下能否出席股東特別大會，務請按其上印列之指示填妥代表委任表格，並在股東特別大會指定召開時間四十八小時前送交本公司之總辦事處及主要營業地點，香港香港仔大道二百三十二號城都工業大廈五樓。填妥及交回代表委任表格後，閣下屆時仍可親身出席股東特別大會及投票。

5. 推薦意見

董事局認為購回建議及授予董事局及發行新股之一般授權，均符合本公司及其股東之最佳利益。因此，董事局建議全體股東投票贊成列載於股東特別大會通告內之決議案。

此致

列位股東　台照

承董事局命
主席
劉錫康

香港，二零零二年七月三十日

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司

(於百慕達註冊成立之有限公司)

董事:
劉錫康(主席)
劉錫淇
劉錫澳
韓相田*
何厚鏘*

* 獨立非執行董事

註冊辦事處:
Cedar House
41 Cedar Avenue
Hamilton
Bermuda

總辦事處及主要營業地址:
香港
香港仔大道二百三十二號
城都工業大廈五樓

敬啟者:

有關購回股份
及
發行股份之一般授權之建議

1. 購回股份之一般授權

於二零零一年九月二十日舉行之本公司股東特別大會上,董事局獲授予一項一般授權,以行使本公司之權力購回股份。俟即將於二零零二年九月十二日舉行之本公司股東週年大會結束,上述授權便告失效。董事局擬尋求 閣下批准將於股東特別大會上提呈之購回決議案。一份按照購回股份規則提供有關購回建議所須資料之說明函件載於本文件之附錄。

2. 發行股份之一般授權

於股東特別大會上亦將會提呈兩項普通決議案,分別授予董事局一般授權以配發、發行及處理不超過本公司通過決議案當日已發行股本20%之股份,並擴大所授予董事局之該項授權,即加上在授予購回最多達於通過購回決議案當日本公司已發行股本10%之股份之一般授權後本公司所購回之股份。

「收購守則」	指	香港公司收購及合併及股份購回守則
「港元」	指	港元，香港之法定貨幣

在本文件內，除文義另有所指外，下列詞彙具有下列涵義：

「公司法」	指	百慕達一九八一年之公司法（經修訂）
「本公司」	指	STARLIGHT INTERNATIONAL HOLDINGS LIMITED 升岡國際有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所上市
「董事局」	指	本公司董事局
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零二年七月二十三日，為本文件付印前為確定本文件所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「購回建議」	指	授予董事局一般授權之建議，以行使本公司權力，在購回決議案所述期間內購回最多達於購回決議案獲通過當日本公司已發行股本10%之股份
「購回決議案」	指	股東特別大會通告第1項決議案所述擬提呈之普通決議案
「股份」	指	本公司股本中每股面值0.10港元之股份
「購回股份規則」	指	管制以聯交所作其第一上市地位之公司在聯交所購回其證券之上市規則之有關規定
「股東特別大會」	指	本公司訂於二零零二年九月十二日（星期四）下午三時零五分（或於同日同地點下午三時正召開之股東週年大會結束或休會後）假座香港銅鑼灣告士打道310號柏寧酒店二十七樓柏寧廳IV舉行之股東特別大會，大會通告載於本文件第八頁至第十頁
「聯交所」	指	香港聯合交易所有限公司

閣下如對本文件任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**全部**STARLIGHT INTERNATIONAL HOLDINGS LIMITED升岡國際有限公司股份**售出或轉讓**，應立即將本文件及隨附之代表委任表格送交予買主或承讓人，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司

（於百慕達註冊成立之有限公司）

有關購回股份

及

發行股份之一般授權之建議

STARLIGHT INTERNATIONAL HOLDINGS LIMITED 升岡國際有限公司謹訂於二零零二年九月十二日（星期四）下午三時零五分（或於同日同地點下午三時正召開之股東週年大會結束或休會後）假座香港銅鑼灣告士打道310號柏寧酒店二十七樓柏寧廳IV舉行股東特別大會，大會通告載於本文件第八頁至第十頁。　閣下不論能否出席該大會，務請將隨附之代表委任表格按其上印列之指示填妥及交回，惟無論如何須於大會或其任何續會舉行時間四十八小時前送達本公司之總辦事處及主要營業地點，香港香港仔大道二百三十二號城都工業大廈五樓。填妥及交回代表委任表格後，閣下屆時仍可親身出席股東特別大會及投票。

香港，二零零二年七月三十日

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st July, 2002

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah Tel No.: 2827 1778
(Name of Responsible Official)

Date: 9th August, 2002

(A) **Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

1.	Ordinary shares	:	√	2.	Preference shares:
3.	Other classes of shares	:			please specify: ____
4.	Warrants	:			please specify: ____

(B) **Movement in Authorised Share Capital**:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	5,000,000,000	$0.10	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	5,000,000,000	$0.10	$500,000,000

(C) **Movement in Issued Share Capital**:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,693,225,402	Nil	Nil
Increase/(Decrease) during the month	Nil	Nil	Nil
Balance at close of the month:	2,693,225,402	Nil	Nil

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee share option scheme Exercise price: HK$_________	116,995,056	Nil	Nil	Nil	116,995,056	Nil
2. Employee share option scheme Exercise price: HK$ ________ Exercise price: HK$ ________	Nil	Nil	Nil	Nil	Nil	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____________________ Subscription price HK$ _____ 2. ____________________ Subscription price HK$ _____						

CONVERTIBLES* Class	Units	Converted (Units)	Units
Convertibles Notes Convertible price: HK$ ______	N/A	N/A	N/A

OTHER ISSUES OF SHARES*		
Rights Issue	Price:	Issue and allotment Date:
Placing	Price:	Issue and allotment Date:
Bonus Issue		Issue and allotment Date:
Scrip Dividend		Issue and allotment Date:
Repurchase of share		Cancellation Date:
Redemption of share		Redemption Date:
Consideration issue	Price:	Issue and allotment Date:
Others (Please specify)	Price:	Issue and allotment Date:

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: Nil

Remarks:

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

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